CHINA PROPERTIES DEVELOPMENTS, INC.
89 Chang’an Middle Road
Yangming International Tower
26/27 Flrs.
Xi’an, China 710061

VIA EDGAR

November 3, 2008

Kevin Woody
Accounting Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:      China Properties Developments, Inc.
File No. 000-50637
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008

Dear Mr. Woody:

This letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) dated October 21, 2008 to China Properties Developments, Inc. (the “Company”).  The responses below correspond to the numbered comments contained in the Comment Letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Notes to Financial Statements

Note 2 – Significant Accounting Policies

J – Revenue Recognition, page F-9

1.
Please explain to us, and expand your disclosure to discuss, the specific criteria the Company must meet in order to recognize revenues from the sales of condominium units and office spaces.  Cite the relevant accounting literature the Company relied upon to develop its policy in your response.

As has been noted and discussed on this matter with staff from past filings, developed commercial property that is sold has its revenue recognized upon completion of the transaction with the customer.  This is in keeping with the matching principle.  A transaction is considered complete when the Company is able to record a deed/title transfer of the property to the new owner.

Note 3 – Related Party Transaction

A – Advances to Officers and Employees, page F-11

2.
We note that the Company’s policy is to defer recognition of expenses related to advances to officers and employees until projects are completed.  Explain to us how you are able to ensure that the related expenses are recognized in the appropriate period.  Cite any relevant accounting literature in your response.

The Company’s policy of reconciling these advances has an annual requirement so that such expenses as are paid on behalf of the Company by its officers and employees must be reconciled and accounted for not less than once a year. Amounts which have not been properly so accounted for become either a receivable or additional compensation.  Management does not believe that the amounts carried at December 31, 2007 represent amounts which are material.

Note 4 – Inventoried Real Estate Project Costs, page F-13

3.
We note that the majority of inventoried real estate project costs relate to the Yangming Building.  Explain to us how you have applied the guidance in paragraphs 30 through 33 of SFAS 144 in determining it would be appropriate to classify this asset as held for sale.  Specifically, explain to us how you have applied the guidance in paragraph 30d of SFAS 144 given that the project was completed in October 2005.

The Company continues to hold certain costs in inventory, which represent the unsold portions of the Yangming building.  Management understands that SFAS 144, ¶¶ 30d and 31 create an expectation that such inventoried costs will be disposed of in a normal plan lasting up to one year.  In China, there are a number of things pertaining to the sale of land improvements that are beyond the control of the developer which cause sales of the Company’s unit to remain unsold.  For example, the finished Yangming building must be inspected again by a section of the government.  The purpose of this inspection is to create an “official” record of the square meters that are included in each unit.  Some buyers are not interested in purchasing properties prior to this particular official inspection; there may be more owed by the customer; the customer may believe he/she is entitled to a refund.  The Yangming building, completed in October 2005, has not (to date) yet been scheduled by the government for this particular inspection.

Further, Management believes that the market for its units is still strong in the Xi’an marketplace, and that substantial profits will be realized upon the sale of the remaining units.  However, there is a significant population amongst potential buyers that will wait until all government action (including the official record of square meters) has been completed.

Management is fully aware of the requirements for impairment testing, and has concluded that there has been no impairment to this asset.

Form 10-Q for the quarterly period ended June 30, 2008

Note 13 – Business Combination, page 20

4.
Explain to us, in detail, how you have accounted for the acquisition of the Shaanxi Xin Yuan Real Estate Co., to the extent you have accounted for the acquisition as a reorganization of entities under common control, explain to us the common control relationship that existed prior to and after the transaction.  Reference is made to EITF 02-5.

The described acquisition is being treated as a reorganization of entities under common control.  The following represent the common ownership percentages before and after the agreement were enacted.

	Percentage of Common Control
Company	Before June 1, 2008	After June 1, 2008

Xi’an Jaihui Real Estate Co., Ltd	54.0%	54.0%

Shaanxi Xin Yuan Real Estate Co., Ltd	84.0%	84.0%

Management therefore believes that it has met the majority ownership test suggested by EITF 02-5

The Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;  and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please direct any questions or requests for clarification of matters addressed in this letter to Steven Lou, our Chief Financial Officer at our offices, or our counsel, David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP at 973-443-0600 or by fax at 973-443-0609.

Very truly yours,

CHINA PROPERTIES DEVELOPMENTS, INC.

/s/ Ping’an Wu
Ping’an Wu
Chief Executive Officer

/s/ Shuo (Steven) Lou
Shuo (Steven) Lou
Chief Financial Officer